

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2023

Jacob DiMartino
Chief Executive Officer
Raadr, Inc.
7950 E Redfield Road Unit 210
Scottsdale, Arizona 85260

> **Re: Raadr, Inc.**
> **Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed December 27, 2022**
> **File No. 024-11519**

Dear Jacob DiMartino:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact at Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Joshua Shainess, Legal Branch Chief, at 202-551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Eric Newlan